SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     TIM PARTICIPAÇÕES S.A. announces correction in TIM Nordeste and TIM Sul Operational Data tables

Rio de Janeiro, February 13, 2006 – TIM Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), announces correction in TIM Nordeste and TIM Sul operational data tables concerning average revenue per user (ARPU). The attached data consider the new calculation criteria based on the total net revenue from the services, which enables the comparison with its domestic peers. It’s important to mention that the operators’ data were not calculated based on this new methodology on the information disclosed on February 1, 2006.

     TIM NORDESTE
Average Revenues Per User - ARPU

	4Q05	4Q04	Var. %	3Q05	Var.%	2005	2004	Var. %
			Q-o-Q		Y-o-Y			Y-o-Y
ARPU TOTAL	R$30.62	R$35.26	1.8%	R$30.09	-13.2%	R$30.78	R$34.74	-11.4%

TIM SUL
Average Revenues Per User - ARPU

	4Q05	4Q04	Var. %	3Q05	Var.%	2005	2004	Var. %
			Q-o-Q		Y-o-Y			Y-o-Y
TOTAL ARPU	R$30.72	R$37.88	0.1%	R$30.69	-18.9%	R$31.85	R$38.30	-16.9%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 13, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer